ITEM 77M: Mergers

MORGAN STANLEY EMERGING MARKETS DEBT FUND, INC.

     On November 18, 2009, a Special Meeting of Stockholders of Morgan Stanley
Global Opportunity Bond Fund, Inc. ("Global Opportunity") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization
Agreement") between Global Opportunity and Morgan Stanley Emerging Markets Debt
Fund, Inc. (the "Fund"), pursuant to which substantially all of the assets of
Global Opportunity would be combined with those of the Fund and stockholders of
Global Opportunity would become stockholders of the Fund receiving shares of the
Fund with a value equal to the value of their holdings in Global Opportunity. On
June 19, 2009 the Board of Directors unanimously approved the Reorganization
Agreement, and on November 18, 2009 the Reorganization Agreement was approved by the affirmative vote of a majority of all votes entitled to be cast by the stockholders of Global Opportunity on the matter.

     On February 1, 2010, the Reorganization Agreement between Global
Opportunity and the Fund was completed according to the terms set forth above and in the Reorganization Agreement.